UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing the results of the Extraordinary General Meeting of Shareholders of the Company held on August 6, 2020 at the Company’s offices (the “Meeting”). At the Meeting, the shareholders of the Company voted on the proposals described in the Company’s Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on July 2, 2020 (the “Proxy Statement”).

Each of the proposals presented for approval at the Meeting was approved by the requisite vote of the Company’s shareholders in accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association, as described in the Proxy Statement.

Accordingly, at the Meeting, the shareholders approved the following proposals: (i) an amendment to the Kitov Ltd. 2016 Equity-Based Incentive Plan to increase the aggregate number of ordinary shares reserved thereunder in order to be able to award options that qualify as incentive stock options for U.S. tax purposes; (ii) an increase of the Company’s registered and authorized ordinary share capital and corresponding amendments to the Company’s articles of association and memorandum of association; (iii) an amended and restated Compensation Policy for the Company’s executive officers and directors; and (iv) the grants of equity-based awards to each of (a) Isaac Israel, the Company’s Chief Executive Officer and a director, (b) Dr. Eric Rowinsky, the Chairman of the Company’s Board of Directors, and (c) the other members of the Company’s Board of Directors.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117 and 333-211477), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333- 238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2020 (Registration file number 333-238481) and each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 6, 2020	KITOV PHARMA LTD.

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer